September 16, 2015

Ms Cecelia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	China Southern Airlines Company Limited Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 1-14660

Dear Ms. Blye:

We act for China Southern Airlines Company Limited (the “Company”). The Company has requested us to write to respond to an inquiry letter (the “Inquiry Letter”) dated July 15, 2015 from the staff of Securities and Exchange Commission regarding the Company's activities in Iran and Sudan as disclosed in its annual report on Form 20-F for the fiscal year ended December 31, 2014.

The Company regrets that its response to the Inquiry Letter has been delayed. The Company is working actively to gather all information required to ensure that its response is thorough, accurate and fully responsive to the Inquiry Letter. As this process is not complete, the Company respectfully requests that the deadline to submit our reply to the Inquiry Letter be extended until September 30, 2015. Your courtesy of granting our request for an extension will be greatly appreciated.

Please contact our counsel, Richard Newcomb, at email address: Richard.Newcomb@dlapiper.com or by phone at +1 202 799 4434 or Stephen Peepels, at email address: Stephen.peepels@dlapiper.com or by phone at +852 2103 0594 or Sammy Fang, at email address: Sammy.Fang@dlapiper.com or by phone at +852 2103 6049 if you have questions regarding this request.

Submitted for and on behalf of

China Southern Airlines Company Limited by:

Partner - DLA Piper

Ms Cecelia Blye, Chief
September 16, 2015

CC:	Si Xianmin, Chairman, China Southern Airlines

Pradip Bhaumik, SEC

Richard Newcomb, DLA Piper LLP (US)

Stephen Peepels, DLA Piper Hong Kong